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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTOR
                                --------------------

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AMVESCAP PLC
172576
IMMEDIATE RELEASE  3 NOVEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)   NAME OF COMPANY                      2)        NAME OF DIRECTOR

     AMVESCAP PLC                                   MICHAEL BENSON
 ...............................................................................
3)   Please state whether                 4)        Name of the registered
     notification indicates                         holder(s) and, if more
     that it is in respect                          than one holder, the
     of holding of the                              number of shares held
     Director named in 2                            by each of them. (If
     above or holding of                            notified).
     that person's spouse
     or children under the
     age of 18 or in respect
     of a non-beneficial interest.

     NOTIFICATION IS IN RESPECT
     OF THE DIRECTOR NAMED IN                       -
     2 ABOVE.
 ...............................................................................
5)   Please state whether notification    6)        Please state the nature
     relates to a person(s) connected               of the transaction and
     with the Director named                        the nature and extent of
     in 2 above and identify                        the directors interest
     the connected person(s).                       in the transaction.

     AS 3 ABOVE                                     EXERCISE OF OPTIONS AND
                                                    SALE OF SHARES.
 ...............................................................................
7)   Number of shares/amount               8)          (0.002%)
     of stock purchased                             of issued Class

        17,003
 ...............................................................................
9)   Number of shares/amount              10)          (0.002%)
     of stock disposed                              of issued Class

         17,003
 ...............................................................................
11)  Class of security                    12)       Price per share

     ORDINARY SHARES                                EXERCISE OF OPTIONS @ 170p
                                                    SOLD  @(pound sterling)16.41
 ...............................................................................
13)  Date of transaction                  14)       Date company informed

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     2 NOVEMBER 2000                                2 NOVEMBER 2000
 ...............................................................................
15)  Total holding following              16)       Total percentage holding
     this notification                              of issued class following
                                                    this notification

        68,148                                               0.016%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)  Date of grant                        18)       Period during which or
                                                    date on which exercisable

               -                                              -
 ...............................................................................
19)  Total amount paid (if any)           20)       Description of shares or
     for grant of the option                        debentures involved:
                                                    class, number

               -                                              -
 ...............................................................................
21)        Exercise price (if fixed       22)       Total number of shares or
           at time of grant) or                     debentures over which
           indication that price is                 options held following
           to be fixed at time of                   this notification
           exercise

               -                                              -
 ...............................................................................
23)        Any additional information     24)       Name of contact and tele-
                                                    phone number for queries

               -                                    ANGELA TULLY
                                                    020 7454 3652
 ...............................................................................
25)        Name and signature of                    ANGELA TULLY
           authorised company                       AMVESCAP PLC
           official responsible                     ASSISTANT COMPANY SECRETARY
           for making this
           notification

           Date of Notification   3 NOVEMBER 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  3rd November, 2000                By  /s/ MICHAEL S. PERMAN
      ------------------                   ---------------------------
                                                   (Signature)

                                             Michael S. Perman
                                             Company Secretary